September 30, 2015

John Reynolds, Assistant Director

John Coleman, Mining Engineer

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Fax: 202-772-9368

RE:         Staff letter dated September 16, 2015

File No. 002-69494

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed April 15, 2015

Form 10-Q for the Period Ended June 30, 2015

Filed August 20, 2015

Response dated July 22, 2015

This letter is to request an additional ten business days to file our response and any needed amendments in response to the Staff letter dated September 16, 2015 (the “Letter”). The status of each response is set forth below is identified by the specific comment numbers contained in the letters.

Comment No. 1: We apologize for the oversight of this not being included in the June 30, 2015 Form 10-Q filing and we will file the executed convertible notes as exhibits to our September 30, 2015 Form 10-Q filing.

Comment No. 2: We are in the process of finalizing our response to Comment 2 with our management team, independent audit firm and legal counsel.

Comment No. 3: We are in the process of finalizing our response to Comment 3 with our management team, independent audit firm and legal counsel.

Comment No. 4: We reissue our response - Both the Armenian language original and an English translation were and are posted on our website: http://www.globalgoldcorp.com/key-downloads Under the Tukhmanuk, Marjan and Getik Licenses/Permits and Unofficial Translations, look at the Previous Documents for the last two PDF documents. We will also contact the Staff about including a copy in our filing.

Global Gold Corporation     •     555 Theodore Fremd Avenue     •     Rye, NY 10580
Phone: 914.925.0020     •     Fax: 914.925.8860

www.globalgoldcorp.com

Comment No. 5: We are in the process of finalizing our response to Comment 5 with our management team, independent audit firm and legal counsel.

Comment No. 6: We are in the process of finalizing our response to Comment 6 with our management team, independent audit firm and legal counsel

The Company will incorporate all revised disclosures in future reporting as the Company believes that these revised disclosures are not material, do not change the Company’s financial position or outlook, and therefore would not warrant amendment for reliance by the public.

Sincerely,

/s/ Jan E. Dulman

Jan Dulman
Chief Financial Officer

cc:  Van Krikorian

       John E. Schmeltzer, III, Patterson, Belknap, Webb & Tyler